3/17/03

03012758

SEC[illegible] COMMISSION
Washington, D.C. 20549

VF 3-14-03

SEC MAIL RECEIVED MAR 12 2003 WASH. D.C. 181 SECTION PROCESSING

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-30593

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2002 (MM/DD/YYYY) AND ENDING 12/31/2002 (MM/DD/YYYY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

JB Oxford & Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9665 Wilshire Boulevard Third Floor
(No. and Street)

Beverly Hills	California	90212
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael J. Chiodo (310) 777-8888
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young
(Name — *if individual, state last, first, middle name*)

725 South igueroa Street	Los Angeles	California	90017
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 24 2003
THOMSON FINANCIAL

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

STATE OF: California
)ss.
COUNTY OF: Los Angeles

I, Michael J. Chiodo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of JB Oxford & Company, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Chief Financial Officer
Title

Subscribed and sworn to before me this 28th day of February, 2003.

Notary Public

SCOTT G. MONSON
Commission # 1252353
Notary Public - California
Los Angeles County
My Comm. Expires Feb 3, 2004

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (a) Statement of Financial Condition.
- [X] (a) Statement of Operations.
- [X] (a) Statement of Cash Flows
- [X] (a) Statement of Changes in Stockholder's Equity.
- [X] (a) Statement of Changes in Subordinated Borrowings.
- [X] (a) Computation of Net Capital.
- [X] (a) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (a) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [X] (a) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (a) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (a) An Oath or Affirmation.
- [ ] (a) A Copy of the SIPC Supplemental Report.
- [ ] (a) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES

JB Oxford & Company

Year ended December 31, 2002

with Report and Supplementary Report of Independent Auditors

JB Oxford & Company

Financial Statements and Supplementary Schedules

Year ended December 31, 2002

Contents

Ernst & Young

Ernst & Young LLP
725 South Figueroa Street
Los Angeles, California 90017-5418

Phone: (213) 977-3200
www.ey.com

Report of Independent Auditors

Board of Directors
JB Oxford & Company

We have audited the accompanying statement of financial condition of JB Oxford & Company (a Utah corporation and wholly owned subsidiary of JB Oxford Holdings, Inc.) (the "Company") as of December 31, 2002, and the related statements of operations, changes in stockholder's equity, changes in subordinated borrowings and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and supplemental schedules based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of JB Oxford & Company at December 31, 2002, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

February 28, 2003

JB Oxford & Company

Statement of Financial Condition

December 31, 2002

Assets	
Cash and cash equivalents	$ 4,760,671
Cash segregated under federal and other regulations	146,175,223
Deposits with clearing organizations and others, including securities with a market value of $648,519	4,348,254
Receivable from broker-dealers and clearing organizations	8,272,067
Receivable from customers (net of $3,339,257 allowance for uncollectable receivables)	82,297,358
Other receivables	942,921
Note receivable from affiliate	2,500,000
Securities owned, at fair value	608,225
Furniture, equipment, and leasehold improvements (net of accumulated depreciation and amortization of $3,772,429)	2,590,718
Intangible assets (net of accumulated amortization of $2,019,521)	4,724,800
Other assets	454,794
Total assets	$ 257,675,031

JB Oxford & Company

Statement of Financial Condition (continued)

December 31, 2002

Liabilities	
Payable to broker-dealers and clearing organizations	$ 38,664,216
Payable to customers	193,595,006
Securities sold, not yet purchased at fair value	138,484
Accounts payable, accrued expenses and other liabilities	2,947,508
Notes payable	1,000,000
Total liabilities	236,345,214
Commitments and contingencies *(Note 15)*	
Subordinated borrowings (from Parent)	1,000,000
Stockholder's equity:	
Preferred stock, 10,000 shares authorized, no shares issued and outstanding	--
Common stock, $1 par value, 40,000 shares authorized, 6,000 shares issued and outstanding	6,000
Additional paid-in capital	12,582,581
Retained earnings	7,741,236
Total stockholder's equity	20,329,817
Total liabilities and stockholder's equity	$ 257,675,031

See accompanying notes.

JB Oxford & Company

Statement of Operations

Year ended December 31, 2002

Revenues:	
Commissions	$ 8,168,925
Interest income	7,904,870
Clearing and execution	3,887,612
Trading profits, net	1,469,300
Other revenues	864,463
Total revenues	22,295,170
Expenses:	
Employee compensation and benefits	8,545,251
Communications and data processing	4,976,988
Interest expense	1,442,611
Promotional	1,358,354
Professional fees	4,532,535
Occupancy and equipment	4,990,237
Floor brokerage and clearance	1,040,498
Settlement expense	3,105,815
Amortization of intangible assets	1,802,021
Other expenses	1,992,866
Provision for bad debts	138,512
Total expenses	33,925,688
Loss before income tax benefit	(11,630,518)
Income tax benefit	(3,800,000)
Net loss	$ (7,830,518)

See accompanying notes.

JB Oxford & Company

Statement of Changes in Stockholder's Equity

	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
Balance at January 1, 2002	6,000	$ 6,000	$11,016,498	$24,505,226	$35,527,724
Dividend to Parent				(8,933,472)	(8,933,472)
Contribution of intangible assets by Parent			1,566,083		1,566,083
Net loss				(7,830,518)	(7,830,518)
Balance at December 31, 2002	6,000	$ 6,000	$12,582,581	$ 7,741,236	$20,329,817

See accompanying notes.

JB Oxford & Company

Statement of Changes in Subordinated Borrowings

Year ended December 31, 2002

Subordinated borrowings at January 1, 2002	$ 1,000,000
Subordinated borrowings at December 31, 2002	$ 1,000,000

See accompanying notes.

JB Oxford & Company

Statement of Cash Flows

Year ended December 31, 2002

Operating activities	
Net loss	$ (7,830,518)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation and amortization	3,348,441
Provision for bad debt	138,512
Loss on disposal of furniture, equipment and leasehold improvements	102,028
Income tax benefit	(3,800,000)
Changes in operating assets and liabilities:	
Cash segregated under federal and other regulations	(66,793,638)
Deposits with clearing organizations and others	692,183
Receivable from broker-dealers and clearing organizations	44,036,092
Receivable from customers	19,084,589
Other receivables	144,544
Receivable from Parent	(1,886,793)
Securities owned	733,757
Other assets	619,608
Payable to broker-dealers and clearing organizations	(12,246,054)
Payable to customers	23,659,104
Securities sold, not yet purchased	(708,101)
Accounts payable, accrued expenses, and other liabilities	(700,477)
Net cash used in operating activities	(1,406,723)
Investing activities	
Purchases of furniture, equipment and leasehold improvements	(310,158)
Decrease in cash and cash equivalents	(1,716,881)
Cash and cash equivalents, beginning of year	6,477,552
Cash and cash equivalents, end of year	$ 4,760,671
Schedule of supplemental information:	
Interest paid	$ 1,285,334
Cash paid for income taxes	$ --

See accompanying notes.

1. Ownership Structure

JB Oxford & Company (the Company) was incorporated in August 1983 under the laws of the State of Utah. The Company is a broker-dealer registered with the Securities and Exchange Commission (the SEC) and is a member of the National Association of Securities Dealers (the NASD). The Company derives its revenues primarily from its retail discount brokerage operation, correspondent clearing, and market-making activities. The Company's operations are conducted out of offices in California, Florida, and New York. The Company is a wholly owned subsidiary of JB Oxford Holdings, Inc. (the Parent).

2. Summary of Significant Accounting Policies

Basis of Presentation

The accounting and reporting policies of the Company are in accordance with accounting principles generally accepted in the United States (GAAP).

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less when purchased to be cash equivalents.

Securities Purchased Under Agreement to Resell

Included in cash and cash equivalents and cash segregated under federal and other regulations are transactions involving purchases of securities under agreements to resell which are accounted for as collateralized financings except where the Company does not have an agreement to sell the same or substantially the same securities before maturity at

2. Summary of Significant Accounting Policies (continued)

Securities Purchased Under Agreement to Resell (continued)

a fixed or determinable price. It is the policy of the Company to obtain possession of collateral with a market value initially equal to or in excess of the principal amount loaned under resale agreements. Collateral is valued daily and the Company may require counterparties to deposit additional collateral or return collateral pledged when appropriate.

Securities Transactions

Customers' securities transactions are recorded on a settlement date basis, with related commission income and expenses recorded on a trade date basis. Securities owned and securities sold, not yet purchased are recorded on a trade date basis.

Securities Lending Activities

Securities borrowed and securities loaned transactions are reported as collateralized financings. Securities borrowed transactions require the Company to deposit cash with the lender. With respect to securities loaned, the Company receives collateral in the form of cash in an amount generally in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

Securities Owned and Securities Sold, Not Yet Purchased

Marketable equity and other securities included in securities owned and securities sold, not yet purchased are reported at prevailing market prices. Other equity securities included in securities owned that are not publicly traded are reported at estimated fair value. Realized and unrealized gains and losses on securities owned and securities sold, not yet purchased are included in trading profits, net.

2. Summary of Significant Accounting Policies (continued)

Income Taxes

The Company is included in the consolidated federal income tax return filed by its Parent. Federal income taxes are calculated as if the Company filed a separate federal income tax return and the amount of current tax provision or benefit calculated is either remitted to or received from the Parent. The amount of the current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. The Company files its own state and local tax returns. Deferred tax assets and liabilities represent amounts that will be deductible and payable, respectively, in future periods. Deferred tax provision or benefit is recognized in the financial statements for the changes in deferred tax assets or liabilities between years. During 2002, the Parent paid the Company for the use of its Federal net deferred tax asset. As a result, there are no current or deferred taxes remaining on the books of the Company for Federal purposes. See Note 20, "Acquisition of Customer Accounts."

Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements are carried at cost less accumulated depreciation and amortization. Depreciation on furniture and equipment is provided for on accelerated and straight-line bases using an estimated useful life of three to five years. Leasehold improvements are amortized over the lesser of the useful life of the improvement or the term of the lease. Expenditures for repairs and maintenance that do not significantly increase the life of the assets are charged to operations as incurred.

Fair Value of Financial Instruments

Substantially all of the Company's financial assets and liabilities are carried at fair value due to their short term nature.

3. Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with maturities of three months of less to be cash equivalents. Highly liquid investments are both readily convertible to known amounts of cash and are so near their maturity that they present insignificant risk of changes in value because of interest rate changes. The Company had no securities purchased under agreements to resell on an overnight basis included in the balance of cash and cash equivalents as of December 31, 2002.

4. Cash Segregated Under Federal and Other Regulations

Cash of $145,242,292 has been segregated in special reserve bank accounts for the benefit of customers under SEC Rule 15c3-3. Cash of $932,931 has been segregated in special reserve bank accounts for the benefit of introducing brokers. See Note 14, "PAIB Requirements."

5. Related Party Transactions

Management Fee

Pursuant to a formal agreement with the Parent, management fee expense of $2,160,000 paid to the Parent is included in professional fees expense for the year ended December 31, 2002.

Note Receivable from Affiliate

The Company loaned $2,500,000 to Third Capital Partners, LLC (who maintains a controlling interest in the Parent) pursuant to a promissory note, payable on or before December 31, 2003. The note bears interest at the rate of nine and one-quarter percent per annum. Interest income earned from this note for the year ended December 31, 2002 was $231,250. Included in other receivables is $193,870 of accrued interest related to this note.

Payables to Related Parties

At December 31, 2002, included in other liabilities is $2,266,156 payable to an affiliate, which ceased operations in 1994. The amounts are being held pending resolution of the affiliate's unsecured customer receivables of approximately $3,200,000, which were previously written off.

Employee Benefit Plans

Certain employees of the Company participate in various compensation and bonus programs available to officers and key employees of the Parent and its subsidiaries. Benefit plans that are available to the employees include a 401(k) plan and a health and welfare plan. For the year ended December 31, 2002, 401 (k) contributions amounted to $28,296, including forfeitures used of $28,281.

5. Related Party Transactions (continued)

Dividend to Parent

During 2002, the Company settled an approximately $8,900,000 intercompany receivable from the Parent through a dividend. This transaction had no impact on the Company's net capital under 15c3-1 (See Note 12), as the settled intercompany receivable was a non-allowable asset.

6. Receivable From and Payable to Customers

Receivable from and payable to customers include amounts due to or from customers as a result of cash and margin transactions. Customer receivables are collateralized by securities owned by the customers. Such collateral is not reflected in the financial statements.

7. Receivable From and Payable to Broker-Dealers and Clearing Organizations

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2002, consist of the following:

	Receivable	Payable
Securities borrowed/loaned	$ 8,209,178	$37,449,293
Securities failed to deliver/receive	37,462	6,025
Receivable from/payable to correspondents	25,427	3,334,915
Receivable from/payable to clearing organizations	--	140,138
	$ 8,272,067	$40,930,372

The Company has received securities with a market value of $323,012 in stock borrow transactions that have been re-pledged in stock loan transactions. Securities failed to deliver and receive represent the contract value of securities that have not been delivered or received subsequent to settlement date. At December 31, 2002, the market value of the securities failed to deliver was $32,384 and failed to receive was $4,613.

8. Securities Owned and Securities Sold, Not Yet Purchased

At December 31, 2002, securities owned and securities sold, not yet purchased consisted of the following:

Marketable equity securities	$ 441,023
Securities owned not readily marketable	167,202
Total securities owned	$ 608,225
Marketable equity securities	$ 138,484
Total securities sold, not yet purchased	$ 138,484

Securities owned not yet readily marketable primarily includes the Company's investment in NASDAQ Stock Market, Inc.

9. Borrowings Under Financing Agreements

The Company maintains committed firm and customer financing arrangements at a bank with an aggregate borrowing limit approximating $25,000,000. The Company amounts borrowed bear interest at a fluctuating rate based on either the broker call or prime interest rate. The maximum borrowings outstanding during the year were approximately $1,000,000. The average borrowings during the year were immaterial to the Company's financial position. There were no borrowings outstanding as of December 31, 2002.

10. Furniture, Equipment and Leasehold Improvements

The following summarizes the Company's furniture, equipment and leasehold improvements at December 31, 2002:

Furniture and equipment	$ 4,579,180
Leasehold improvements	1,783,967
Less: accumulated depreciation and amortization	(3,772,429)
	$ 2,590,718

For the year ended December 31, 2002, occupancy and equipment expense includes depreciation and amortization expense on furniture, equipment and leasehold improvements of $1,546,420.

11. Income Taxes

The current and deferred portions of the income tax benefit included in the statement of operations are as follows:

	Current	Deferred	Total
Federal	$ (3,478,624)	$ (321,376)	$ (3,800,000)
State and local	--	(599,289)	(599,289)
Valuation allowance	--	599,289	599,289
Total	$ (3,478,624)	$ (321,376)	$ (3,800,000)

The components of the deferred tax asset for State and local taxes are as follows:

Deferred tax assets:	
State net operating loss	$ 981,096
Bad debts reserve	255,410
Amortization	139,011
Depreciation	79,264
Accrued liabilities	25,167
Less: valuation allowance	(1,479,948)
Total	$ --

A valuation allowance has been placed against 100% of the state net deferred tax asset due to the uncertainty as to its ultimate realization. For tax purposes at December 31, 2002, the Company had State net operating losses of approximately $11,100,000 expiring in 2011 and 2014.

12. Notes payable

At December 31, 2002, the Company had $1,000,000 in notes payable to a former shareholder of the Parent which has accrued interest of $139,440. Accrued interest is included in accounts payable and other liabilities on the statement of financial condition. This debt bears interest at the broker call rate plus two percent not to exceed nine percent per annum. This note matured on March 31, 1999; however, the Company has decided to delay payment on the debt in light of the federal investigation. See below in Note 15, "Commitments and Contingencies."

13. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the Rule). The Company has elected to compute its net capital requirement under the "alternative" method, which requires minimum net capital to be the greater of $250,000 or 2 percent of aggregate debit balances arising from customers' transactions, as defined. The Rule also provides that equity capital may not be withdrawn or cash distributions paid if the resulting net capital would be less than the amounts required under the Rule. Accordingly, distributions and advances to stockholders by the Company are limited to excess net capital under the most restrictive of these requirements. At December 31, 2002, the Company's net capital of $9,452,719 was 10.5% percent of aggregate debt items and its net capital in excess of the minimum required was $7,632,853.

14. PAIB Requirements

As a clearing broker, the Company has elected to compute a reserve requirement for Proprietary Accounts of Introducing Brokers (PAIB), as defined. The PAIB calculation is completed in order for each correspondent firm that uses the Company as its clearing broker to classify its assets held by the Company as allowable assets in the correspondents' net capital calculation. As of December 31, 2002, the PAIB calculation debits aggregated $86,533, and credits totaled $933,926. Included in the balance of cash segregated under federal and other regulations as of December 31, 2002 was $932,931 of cash held in a PAIB reserve account.

15. Commitments and Contingencies

Lease Commitments

Aggregate annual rental for office space under noncancellable operating leases is as follows:

Fiscal years ending December 31:	
2003	$ 1,970,147
2004	1,744,782
2005	1,450,264
2006	1,418,402
2007	1,238,277
Thereafter	3,864,021
	$11,685,893

15. Commitments and Contingencies (continued)

Certain of these leases have standard escalation clauses. Rental expense included in occupancy and equipment expense for the year ended December 31, 2002 was $2,562,078.

Other Contingencies

The Company is a party to a number of pending legal, arbitration or administrative proceedings incidental to its business, including customer brokerage transactions claims as well as matters related to its clearing services resulting from the failure of certain correspondents. All of the legal, arbitration and administrative proceedings have arisen in the ordinary conduct of its business. There can be no assurance that in future periods these proceedings will not have a material adverse effect on the Company's financial condition or results of operations. Those proceedings that management believes may have a significant impact on the Company are described below.

On February 14, 2000, the Parent reached a settlement with the Los Angeles office of the United States Attorney's Office (the USAO) in the USAO's investigation of the Parent's prior management. While the Parent maintains its innocence, it agreed to pay $2 million over three years to settle the USAO matter and to reimburse the USAO for the substantial expense associated with the two-year investigation. The agreement with the USAO provided for a $500,000 reduction in the amount of the settlement if an agreement was reached with the SEC that involves a payment of $1,000,000 or more. The Parent paid $500,000 of the USAO settlement amount in the first quarter of 2000 and 2001, for a total of $1,000,000 as of December 31, 2001. In February 2002, the Parent and the USAO agreed to postpone the date of payment as currently due to an unspecified date, which was later agreed to be $500,000 on February 15, 2003 and the third $500,000 on February 15, 2004. This agreement with the USAO also provided that if the Parent enters into a definitive agreement with the SEC that involves payment of $1 million or more to the SEC, the Parent's obligation to the USAO would be reduced by $1 million, and the Parent would owe no further sums to the USAO. In May 2002, the Company was notified by the SEC that it was closing its investigation as to the Company without action. Accordingly, the Parent Company reduced its reserve for this matter by $1,000,000. As of December 31, 2002, the Parent had recorded a liability of $1,000,000 for the estimated remaining payments. This amount is included in accounts payable and accrued liabilities on the books of the Parent as of December 31, 2002.

15. Commitments and Contingencies (continued)

In August 2000, the assignee and holder of two demand notes payable by the Parent to Oeri Finance Inc., in the principal face amount of $1,939,375, filed to collect the amounts due under the notes as well as seek return of certain securities seized by the government from the Parent. The Parent filed an answer and asserted defenses to payment including, among other defenses, a right of set-off for certain expenses incurred by the Parent in connection with the USAO and SEC investigation described above and related matters. In February 2002, the U.S. District Court, Central District of California, issued an Order granting the assignee's application for writ of pre-judgment attachment against the assets of the Parent. However, in January 2003, on reconsideration, the court vacated the writ of attachment, and all assets of the Parent that had been attached have been returned to the Parent. A final determination of these issues on the merits has yet to be made. The notes and underlying obligations have previously been disclosed by the Parent in its Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q since the issuance of the notes in July 1997. The Parent believes that it has valid defenses and set-offs to the claims and intends to vigorously defend itself, although no assurance can be given as to the outcome of this matter.

In July 2002, the Company, jointly and severally with several other unrelated respondents, had been ordered by an arbitration panel to pay an award of $3,000,000 in an arbitration matter conducted before the National Association of Securities Dealers (NASD) Dispute Resolution. The Company accrued $3,000,000 related to this matter in the second quarter of 2002. The arbitration matter, Secured Equity Title and Appraisal Agency Corporation, Stanley J. Cohen, Receiver v. Monroe Parker Securities, Inc., et al, was filed in September 1998 and the Company's sole involvement was limited to being the clearing broker for Monroe Parker Securities, Inc. The Company has entered into a tentative settlement agreement Secured Equity Title and Appraisal Agency Corporation, Stanley J. Cohen, Receiver (the "Receiver"), resolving the pending litigation between the Company, its subsidiary JBOC and the Receiver.

16. Subordinated Borrowings

The borrowings under the subordinated loan agreement at December 31, 2002 consist of one loan totaling $1,000,000 with the Parent. The agreement carries interest at 15 percent per annum, payable monthly. The loan is due May 31, 2003 and it is the intent of the Company and the Parent to renew the subordination at such time under similar terms. The estimated fair value of the subordinated loan agreement approximates $1,035,000 at December 31, 2002, based on current rates offered to the Company for debt with substantially the same characteristics and maturities.

16. Subordinated Borrowings (continued)

The subordinated borrowing is available in computing net capital under the SEC's Uniform Net Capital Rule 15c3-1. To the extent that such borrowing is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid.

17. Preferred Stock

The Company has been authorized to issue 10,000 shares of preferred stock, none of which had been issued at December 31, 2002. The preference to be given to preferred shares is determinable at the time of issuance.

18. Financial Instruments With Off-Balance Sheet Risk

In the normal course of business, the Company's customer and correspondent clearance activities involve the execution, settlement and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet credit risk in the event that the customer or correspondent is unable to fulfill their contracted obligations. The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to the customer, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. The Company monitors collateral and required margin levels daily and, pursuant to such guidelines, requests customers to deposit

additional collateral or reduce securities positions when necessary. The Company is also exposed to credit risk when its margin accounts or a margin account is collateralized by a concentration of a particular security and when that security decreases in value.

In addition, the Company executes and clears customer short sale transactions. Such transactions may expose the Company to off-balance sheet risk in the event that margin requirements are not sufficient to fully cover losses that customers may incur. In the event that the customer fails to satisfy his obligations, the Company may be required to purchase financial instruments at prevailing market prices in order to fulfill the customer's obligations.

Securities sold but not yet purchased represent obligations of the Company to purchase the securities at prevailing market prices. Therefore, the future satisfaction of such obligations may be for an amount greater or less than the amount recorded. The ultimate gain or loss is dependent on the price at which the underlying financial instrument is purchased to settle the Company's obligation under the sale commitment.

18. Financial Instruments With Off-Balance Sheet Risk (continued)

In accordance with industry practice, the Company records customer transactions on a settlement date basis, which is generally three business days after trade date. The Company is therefore exposed to risk of loss on these transactions in the event of the customer's or broker's inability to meet the terms of his contractual obligations, in which case the Company may have to purchase or sell financial instruments at prevailing market prices. Settlement of these transactions did not have a material effect on the Company's financial condition or results of operations.

As a securities broker-dealer, the Company provides services to both individual investors and correspondents. The Company's exposure to credit risk associated with the nonperformance of these customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets.

The Company is a market-maker for public corporations representing a wide variety of industries whose securities are traded in the NASD's Automated Quotation System (NASDAQ), the NASDAQ National Market System and through broker-to-broker exchanges. The Company selects companies in which it makes a market based on a review of the current market activity, and also to facilitate trading activity of its own and correspondent's clients. Market-making may result in a concentration of securities, which may expose the Company to additional off-balance sheet risk.

19. Recent Accounting Pronouncements

In June 2001, the FASB issued SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." The Company was required to adopt SFAS No. 141 upon issuance. As such, all business combinations for which the Company may prospectively enter must be accounted for as purchase transactions. The Company adopted SFAS No. 142 on January 1, 2002. The adoption of SFAS No. 142 ceased the current amortization of goodwill and subjects any recorded goodwill to at least an annual assessment for impairment by applying a fair-value-based test. The Company did not have any goodwill as of December 31, 2002.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes or amends previous pronouncements including SFAS No. 121, Accounting Principles Board Opinion No. 30, and Accounting Research Board No. 51. The Company adopted this statement on January 1, 2002. The adoption of this statement did not have a material effect on the Company's financial position or results of operations.

20. Acquisition of Customer Accounts

During the year ended December 31, 2002, the Parent acquired the customer accounts of Stockwalk.com, Inc., Wall Street Equities, Inc. and Sunlogic Securities for the benefit of the Company. Additionally, in August 2002, the Parent acquired the customer accounts of Mr. Stock, Inc. for the benefit of the Company of which the final terms are still being negotiated. During the year ended December 31, 2002 the Company acquired these intangible assets, and intangible assets acquired by the Parent in 2001, in a non-cash exchange for inter-company balances due from the Parent. The amount of intangible assets, net of amortization, transferred to the Company totaled $6,444,321. The amount of inter-company receivables with the Parent settled in the exchange was $4,878,238. The amount received in excess of the inter-company balances was contributed to the Company in the form of additional paid-in capital totaling $1,566,083. The Company is amortizing these assets over four years, which is the estimated useful life. Estimated aggregate amortization expense for the five succeeding fiscal years is as follows:

2003	$1,484,928
2004	$1,471,178
2005	$1,260,982
2006	$ 507,712
2007	--

The total cost of the intangible assets was $6,744,321 and amortization expense of $1,238,295 was recorded during the year ended December 31, 2002. Additionally the Company recognized, an impairment charge of $563,726, which is included in amortization expense in 2002. The impairment charge is related to the intangible assets recorded for the acquisition of customer accounts for 2 acquisitions. Fair value was determined by calculating the discounted cash flows on the underlying customer accounts over the estimated useful life of the intangibles.

Supplemental Information

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER	JB Oxford & Company	as of December 31, 2002

COMPUTATION OF NET CAPITAL

1. Total ownership equity (from Statement of Financial Condition - Item 1800)					20,329,817	3480
2. Deduct: ownership equity not allowable for net capital						3490
3 Total ownership equity qualified for net capital					20,329,817	3500
4. Add:						
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital					1,000,000	3520
B. Other (deductions) or allowable credits (List)						3525
5. Total capital and subordinated liabilities					21,329,817	3530
6. Deductions and/or charges						
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)			11,291,889	3540		
1. Additional charges for customers' and non-customers' securities accounts				3550		
2. Additional charges for customers' and non-customers' commodities accounts				3560		
B. Aged fail-to-deliver			8,511	3570		
1. Number of items	11	3450				
C. Aged short security differences – less reserve of		3460		3580		
number of items		3470				
D. Secured demand note deficiency				3590		
E. Commodity futures contracts and spot commodities Proprietary charges				3600		
F. Other deductions and/or charges			506,310	3610		
G. Deductions for accounts carried under Rule 15c3-1(a) (6), (a)(7) and (c)(2)(x)				3615		
H. Total deductions and/or charges					11,806,710	3620
7. Other additions and/or allowable credits (List)						3630
8. Net Capital before haircuts on securities positions					9,523,107	3640
9. Haircuts on securities: (computed, where applicable, permanent to 15c3-1 (f):						
A. Contractual securities commitments				3660		
B. Subordinated securities borrowings				3670		
C. Trading and investment securities:						
1. Bankers' acceptances, certificates of deposit and commercial paper				3680		
2. U.S. and Canadian government obligations				3690		
3. State and municipal government obligations				3700		
4. Corporate obligations				3710		
5. Stocks and warrants			70,388	3720		
6. Options				3730		
7. Arbitrage				3732		
8. Other securities				3734		
D. Undue concentration				3650		
E. Other (List)				3736	70,388	3740
10. Net Capital					9,452,719	3750

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER	JB Oxford & Company	as of December 31, 2002

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)				3756
12. Minimum dollar net capital required of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)				3758
13. Net capital requirement (greater of line 11 or 12)				3760
14. Excess net capital (line 10 less 13)				3770
15. Excess capital at 1000% (line 10 less 10% of line 19)				3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition				3790
17. Add:				
A. Drafts for immediate credit		3800		
B. Market value of securities borrowed for which no equivalent value is paid or credited		3810		
C. Other unrecorded amounts (List)		3820		3830
18. Deduct: Adjustments based on deposits in Special Reserve Bank Accounts (15c3-1 (c)(1)(vii))				3838
19. Total aggregate indebtedness				3840
20. Percentage of aggregate indebtedness to net capital (line 19 – Line 10)				3850
21. Percentage of aggregate indebtedness to net capital after anticipated capital withdrawals (line 19 – line 10 less item 4880 page 11)				3853

COMPUTATION OF ALTERNATIVE CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debt items shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers and dealers and consolidated subsidiaries' debs	1,796,474	3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	732,500	3880
24. Net capital requirement (greater of line 22 or 23)	1,796,474	3760
25. Excess net capital (line 10 less 24)	7,656,245	3910
26. Percentage of Net Capital to Aggregate Debits (line 10) by line 17, page 8)	10.5%	3851
27. Percentage of Net Capital after anticipated withdrawals to Aggregate Debits (line 10 less Item 4880, page 11) by line 17, page 8)	10.5%	3854
28. Net capital in excess of: 5% of combined aggregate debit items or $100,000	4,961,533	3920

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER	JB Oxford & Company	as of December 31, 2002

OTHER RATIOS

Part C

29. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)	5%	3860
30. Options deductions/Net Capital ratio (1000% test) total deductions exclusive of liquidating equity under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x)) Net Capital		3852

NOTES

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker-dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory from and the market values of memberships in exchanged contributed for use of company (contra to item 1740) and partners' securities which were included in nonallowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material nonallowable assets.

JB Oxford & Company

Schedule of Nonallowable Assets

December 31, 2002

Securities owned not readily marketable	$ 167,202
Note receivable from affiliate	2,500,000
Other receivables	854,375
Furniture, equipment, and leasehold improvements, net	2,590,718
Intangible assets	4,724,800
Other assets	454,794
Total nonallowable assets	$ 11,291,889

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER	JB Oxford & Company	as of December 31, 2002

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKER-DEALERS UNDER RULE 15c3-3
(See Rule 15c3-3, Exhibit A and Related Notes)

CREDIT BALANCES				
1. Free credit balances and other credit balances in customers' security accounts (See Note A, Exhibit A, Rule 15c3-3)	193,595,006	4340		
2. Monies borrowed collateralized by securities carried for the accounts of customers (See Note B)		4350		
3. Monies payable against customers' securities loaned (See Note C)	37,078,742	4360		
4. Customers' securities failed to receive (see Note D)	760,709	4370		
5. Credit balances infirm accounts which are attributable to principal sales to customers	19,701	4380		
6. Market value of stock dividends, stock splits and similar distributions receivable outstanding over 30 calendar days		4390		
7. **Market value of short security count differences over 30 calendar days old		4400		
8. **Market value of short security and credits (not to be offset by longs or by debits) in all suspense accounts over 30 calendar days		4410		
9. Market value of securities which are in transfer in excess of 40 calendar days and have been confirmed to be in transfer by the transfer agent or the issuer during the 40 days		4420		
10. Other (List)		4425		
11. TOTAL CREDITS			231,454,158	4430
DEBIT BALANCES				
12. **Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Note E, Exhibit A, Rule 15c3-3	82,114,090	4440		
13. Securities borrowed to effectuate short sales by customers and customers and securities borrowed to make delivery on customers securities failed to deliver	7,578,138	4450		
14. Failed to deliver of customers' securities not older than 30 calendar days	116,521	4460		
15. Margin required and on deposit with the Options Clearing Corporation for all options contracts written or purchased in customer accounts (See Note F)		4465		
16. Other (List)	14,969	4469		
17. **Aggregate debit items			89,823,718	4470
18. **Less 3% (for alternative method only – See Rule 15c3-1(f)(5(i))			-2,694,712	4471
19. **TOTAL 15c3-3 DEBITS			87,129,006	4472
RESERVE COMPUTATION				
20. Excess of total debits over total credits (line 19 less line 11)				4480
21. Excess of total credits over total debits (line 11 less line 19)			144,325,152	4490
22. If computation permitted on a monthly basis, enter 105% of excess of total credits over total debits				4500
23. Amount held on deposit in "Reserve Bank Account(s)," including value of qualified securities, at end of reporting period			145,242,292	4510
24. Amount of deposit (or withdrawal) including $ ______ [4515] value of qualified securities			2,000,000	4520

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER	JB Oxford & Company	as of December 31, 2002

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALERS UNDER RULE 15c3-3 (continued)

25. New amount in Reserve Bank Account(s) after adding Deposit or subtracting withdrawal including $ [4525] value of qualified securities — 147,242,292 [4530]
26. Date of deposit (MMDDYY) — 01/03/03 [4540]

FREQUENCY OF COMPUTATION

27. Weekly X [4333] Monthly ______ [4334]

EXEMPTIVE PROVISIONS

28. If an exemption from 15c3-3 is claimed, identify below the section upon which Such exemption is based (check one only)
    - A. (k) (1)-$2,500 capital category as per Rule 15c3-1 ______ [4550]
    - B. (k) (2)(A)-Special Account for the Executive Benefit of customers maintained ______ [4560]
    - C. (k) (2)(B)-All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm ______ [4335] ______ [4570]
    - D. (k) (3)-Exempted by order of the Commission ______ [4580]

<u>Information for Possession or Control Requirements Under Rule 15c3-3</u>

State the market valuation and the number of items of

1. Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3. Notes A and B ______ [4586]
   A. Number of items ______ [4587]

2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3. Notes B, C and D $ ______ [4588]
   A. Number of items ______ [4589]

   OMIT PENNIES

3. The system and procedures utilized in complying with the requirement to maintain physical possession or control of customers' fully paid and excess margin securities have been tested and are functioning in a manner adequate to fulfill the Requirements of Rule 15c3-3 Yes X [4584] No ______ [4585]

BROKER OR DEALER	JB Oxford & Company	as of December 31, 2002

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALERS UNDER RULE 15c3-3 (continued)

NOTES

A. Do not include in item one customers' fully paid and excess margin securities required by Rule 15c3-3 to be in possession or control but for which no action was required by the respondent as of the report date or required action was taken by the respondent within the time frames specified under Rule 15c3-3.

B. State separately in response to items one and two whether the securities reported in response thereto were subsequently reduced to possession or control by the respondent.

C. Be sure to include in item two only items not arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

D. Item two must be responded to only with report which is filed as of the date selected for the broker's or dealer's annual audit of financial statements, whether or not such date is the end of a calendar quarter. The response to item two should be filed within 60 calendar days after such date, rather than within the remainder of this report. This information may be required on a more frequent basis by the Commission or the designated examining authority in accordance with Rule 17a-5(a)(2)(iv).

JB Oxford & Company

Notes to Supplementary Schedules

December 31, 2002

Reconciliation between the audited Net Capital of JB Oxford & Company as of December 31, 2002, and the Net Capital report:

Net capital, as reported in the company's (unaudited) FOCUS report	$ 9,457,973
Audit adjustments to ownership equity, net	261,878
Allowable assets included as nonallowable, net	(267,132)
Net capital	$ 9,452,719

No material differences exist between the Computation for Determination of the Reserve Requirement under Exhibit A of Rule 15c3-3 (the Computation) as filed by the Company and the audited Computation.

Supplementary Report

ERNST & YOUNG

Ernst & Young LLP
725 South Figueroa Street
Los Angeles, California 90017-5418

Phone: (213) 977-3200
www.ey.com

Independent Auditors' Supplementary Report on Internal Control

The Board of Directors of
JB Oxford & Company

In planning and performing our audit of the financial statements of JB Oxford & Company (the Company) for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding customer and firm assets, to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the criteria stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e),
2. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13,
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System,
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3,

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned criteria. Two of the criteria of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) of the SEC list additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatement due to errors or fraud may occur and not be detected. Also, projections of any evaluation of internal control to future periods are subject to the risk that internal control may become inadequate because of changes in conditions, or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding customer and firm assets, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that meet the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's criteria.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 28, 2003